FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                       For the period ended May 16, 2002


                                RTICA Corporation
--------------------------------------------------------------------------------
                   (Translation of registrant's name into English)


               999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
--------------------------------------------------------------------------------
                       (Address of principal executive offices)


  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                      -----           -----


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No    X
                                 -----          ------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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              Senior Management Appointments Strengthen Rtica's Transition
                              To Commercial Operations.

Stoney Creek, On. March 22, 2002: Rtica Inc. announces several key appointments designed to add management depth and guidance as it introduces RTICA brand insulation to the building industry market.

Paul Hammill, an experienced executive and a consultant during Rtica's development stage, assumes the role of General Manager. Paul will oversee and coordinate all administrative and manufacturing operations at the Company's Stoney Creek site.

Richard Galloway, Director of Sales and Distribution, adds industry relations to his responsibilities and will continue to be based in the United States.

David Hutchinson becomes Director of Marketing & Communications, responsible for both marketing and corporate information services.

Mark Newman, P.Eng, MBA, with a solid background of design, construction and commissioning of process operations joins the team as Operations Manager.

Bill Worden, P.Eng, Logistics Manager, takes on responsibility for purchasing, inventory, stores, raw materials management and ISO certification.

Nick Tsimidis, CA, is appointed Controller with responsibility for all aspects of the Company's financial accounting and reporting systems.

"Re-aligning our management team and enlisting new members with their own special talents is the next critical step for what's in front of us, our transformation to a viable industry supplier", says Warren Arseneau, President. " We've done a great job as developers of a new technology. Now that we know

RTICA is accepted by the industry, we need to be equally good as operators to produce and sell in commercial volume. I believe we've put together the right team to get the job done."

RTICA is a new generation of insulation made by a proprietary technology that converts 100% recycled plastic (PET) into a bulked-up, fibrous form. It will be distributed first to professional contractors as a blowing wool for blown-in-place applications, such as attics. RTICA in the more familiar form of batts will follow soon after.

Rtica Inc. is a subsidiary of Rtica Corporation, a public company whose shares trade on the CDNX exchange, symbol RTN. There are 35,039,636 shares outstanding. The corporate web site can be found at www.rtica.com.

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.

More information:
Nick Tsimidis                                   Jason Monaco
RTICA Inc.                                      First Canadian Capital Corp.
(905) 643- 8669 ext. 230                        (416) 742-5600
nick.tsimidis@rtica.com                         jmonaco@firstcanadiancapital.com


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FOR IMMEDIATE RELEASE
Symbol: CDNX: RTN

BRIDGE FINANCING ANNOUNCED BY RTICA CORPORATION.

April 18, 2002 (Toronto, ON) Rtica Corporation ("Rtica") announced today that it has secured $340,000 in bridge financing for general working capital purposes. The proceeds have been advanced to Rtica in tranches of $150,000 and $190,000 respectively, both amounts to bear interest at the rate of 15%. The latter advance is secured by a General Security Agreement over Rtica's assets. A total of 80,000 common shares were allocated to the lenders as an inducement to advance the funds. The loans are repayable in 6 months, or earlier in the event that Rtica raises at least $700,000 in additional equity. The hold period on the share allocation expires on August 16, 2002.

Rtica is in on-going discussions with investment dealers to undertake the substantial equity financing necessary to enable its subsidiary, Rtica Inc, to enter into full commercial production. "We couldn't be more prepared to take RTICA insulation to market", says Warren Arseneau, President. "Our technology is ready to go today, and both the industry and consumers are buying in to our basic message, that conservation is a capital efficient alternate energy. That's especially so when the return on investment for greater levels of insulation only gets better as energy costs increase. It's why we say our revolutionary product, RTICA , is the Next Generation of insulation".

RTICA is a new generation of insulation made by a proprietary technology that converts 100% recycled plastic (PET) into a bulked-up, fibrous form. It will be distributed first to professional contractors as a blowing wool for blown-in-place applications, such as attics. RTICA in the more familiar form of batts will follow soon after.

Rtica Corporation is a public company whose shares trade on the CDNX exchange, symbol RTN. There are 35,039,636 shares outstanding. The corporate web site can be found at www.rtica.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Nick Tsimidis                                   Jason Monaco
RTICA Inc.                                      First Canadian Capital Corp.
(905) 643- 8669 ext. 230                        (416) 742-5600
nick.tsimidis@rtica.com                         jmonaco@firstcanadiancapital.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR IMMEDIATE RELEASE

Rtica Inc and Quebec's SGF to Jointly Evaluate North America's First Commercial Scale Plastic (PET) Insulation Plant.

Stoney Creek, Ontario, May 13, 2002: Rtica Inc. (Rtica) announced today the signing of a restated Memorandum of Understanding (MOU) agreement with the SGF CHIMIE, a subsidiary of the Soci t G n rale de Financement du Qu bec
(the SGF). The MOU enables both parties to evaluate the construction and operation of a commercially viable plant that utilizes Rtica's patented technology in the production of insulation for residential and industrial markets. In keeping with SGF Chimie's investment objectives, the plant would be located in Quebec.

Certain studies stemming from a prior MOU in place since August, 2001, have already been completed, notably market analysis and technology assessment. The production facility contemplated would be capable of 24,000 metric tonnes annually and will require an investment approaching $35,000,000CAD.

Said RTICA President Warren Arseneau, "We are delighted with the renewed SGF association. Their record of successful ventures to scale up technology is well known. And their long-term commitment to PET in North America, our principal raw material, positions them as an ideal partner with a valuable insight into our business."

RTICA brand is a new generation of residential and commercial insulation for thermal and acoustic construction applications and represents a radical improvement over traditional materials. RTICA does not cause skin irritation or dust associated with respiratory ailments. It matches or exceeds existing insulation in thermal performance and is price-competitive. RTICA is a fibrous material manufactured wholly from recycled polyethylene terephthalate (PET) a plastic sourced mainly from plastic bottles removed from waste and recycling streams.

SGF Chimie's mission is to carry out economic development projects in cooperation with partners and in accordance with accepted requirements for profitability. Since it was restructured in 1998, the SGF has generated investments of nearly $7.5 billion and created more than 43,000 direct and indirect jobs. As of December 31, 2001, SGF's consolidated assets totaled over $3 billion. SGF has 57 international partners operating in Quebec. (www.sgfqc.com)

Rtica Inc. is a wholly owned subsidiary of Rtica Corporation whose shares trade on the TSX Venture exchange under the symbol RTN. There are 35,039,636 shares outstanding. The corporate web site can be found at www.rtica.com

Contacts for further information:

Nick Tsimidis                                   Jason Monaco
RTICA Inc.                                      First Canadian Capital Corp.
(905) 643- 8669 ext. 230                        (416) 742-5600
nick.tsimidis@rtica.com                         jmonaco@firstcanadiancapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.

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                                     Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   RTICA Corporation
                                   -------------------------------------
                                   (Registrant)

Date May 16, 2002              By: /s/ Warren Arseneau
    ------------------             -------------------------------------
                                   *Warren Arseneau,
                                    President



* Print the name and title of the signing officer under his signature.


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